UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

HEALTHWAYS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

OPTIONS TO PURCHASE COMMON STOCK, $.001 PAR VALUE

(Title of Class of Securities)

422245100

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

R. Claiborne Richards, Jr.

Senior Vice President – Corporate Counsel

Healthways, Inc.

701 Cool Springs Boulevard

Franklin, Tennessee 37067

(615) 614-4929

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

J. Page Davidson

Bass, Berry & Sims PLC

315 Deaderick Street, Suite 2700

Nashville, Tennessee 37238

(615) 742-6200

Calculation of Filing Fee

Transaction Valuation *	Amount of Filing Fee *
$867,158	$48.39

*

Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,321,502 shares of Common Stock, $0.001 par value, of Healthways, Inc. will be purchased pursuant to this offer for an aggregate of $867,157.87 in cash. The actual transaction value will be based on the number of options tendered, if any, which may result in a lesser aggregate amount. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Advisory No. 2 for fiscal 2009, equals $55.80 per million dollars of the value of the transaction. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $48.39
Form or Registration Number: SC TO-I File No. 005-42749
Filing Party: Healthways, Inc.
Date Filed: December 2, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

INTRODUCTORY STATEMENT

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on December 2, 2008, as amended December 5, 2008 and December 9, 2008 (the “Initial Statement”), by Healthways, Inc. (the “Company”), in connection with the offer by the Company (the “Offer”) to purchase from eligible employees, for a cash payment, certain options granted between September 1, 2004 and August 15, 2008 under the Company’s 1996 Stock Incentive Plan, as amended, 2001 Amended and Restated Stock Option Plan, as amended, and 2007 Stock Incentive Plan.

This Amendment is the final amendment being filed to report the results of the Offer.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment amends and supplements only the items and exhibits to the Initial Statement that are being amended and supplemented, and unaffected items and exhibits are not included herein. All capitalized terms used in this Amendment and not otherwise defined have the respective meanings ascribed to them in the Initial Statement.

As permitted by General Instruction F to the Schedule TO, the information set forth in the Initial Statement, as amended by this Amendment, including all other schedules and exhibits hereto and thereto, is hereby expressly incorporated by reference herein.

_________

Item 4. Terms of the Transaction

Item 4 of the Initial Statement is hereby amended and supplemented by adding the following text thereto:

“The Offer to Purchase made by the Company expired at 11:59 p.m., Central Standard Time, on December 30, 2008. Pursuant to the Offer to Purchase, options to purchase an aggregate of 1,110,228 shares of the Company’s common stock, representing approximately 92% of the shares underlying all eligible options as of December 30, 2008, were validly tendered and not withdrawn, and the Company has accepted for purchase such options. Each eligible employee who validly tendered eligible options pursuant to the Offer to Purchase will receive a cash payment in the range of $0.29 to $2.10 per share underlying each eligible option. The Company will promptly make such cash payments in the aggregate amount of $736,049.09.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 2, 2009

HEALTHWAYS, INC.

By:	/s/ Alfred Lumsdsaine
Alfred Lumsdaine
Senior Vice President, Corporate Controller